SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Blackboard Inc.
(Name of Subject Company (Issuer))
Blackboard Inc.
(Name of Filing Persons (Issuer))
3.250% Convertible Senior Notes due 2027
(Title of Class of Securities)
091935 AA4
(CUSIP Number of Class of Securities)

Michael L. Chasen	With copy to:
Chief Executive Officer	Erika L. Robinson
Blackboard Inc.	Wilmer Cutler Pickering Hale and Dorr LLP
650 Massachusetts Avenue, N.W.	1875 Pennsylvania Avenue, N.W.
Washington D.C. 20001	Washington, DC 20006
(202) 463-4860	(202) 663-6000
Fax: (202) 663-6363

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$165,000,000	$19,156.50

*	Estimated for purposes of calculating the filing fee only. The purchase price of the 3.250% Convertible Senior Notes due 2027 (the “Securities”), is equal to 100% of the principal amount of those Securities, excluding accrued and unpaid interest and certain other amounts, if any. As of May 27, 2011, there was $165,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $165,000,000, excluding accrued and unpaid interest and certain other amounts, if any.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals $116.10 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9

Item 10. Financial Statements

Item 11. Additional Information

Item 12. Exhibits

Item 13. Information Required by Schedule 13E-3

SIGNATURES

INDEX TO EXHIBITS
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.5

INTRODUCTORY STATEMENT
     As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of June 20, 2007, between Blackboard Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”) (the “Indenture”), governing the terms of the Company’s 3.250% Convertible Senior Notes due 2027 (the “Securities”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Securities to sell and the obligation of the Company to repurchase the Securities as set forth in the Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027, dated May 27, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
     This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
     The Company is the issuer of the Securities and is obligated to repurchase all of the Securities if validly surrendered by the Holders pursuant to the terms and subject to the conditions set forth in the Put Option. The Securities are convertible into cash and shares of common stock, $0.01 par value per share, of the Company, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its registered and principal executive offices at 650 Massachusetts Avenue, N.W., Washington D.C. 20001, and the telephone number there is (202) 463-4860. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
     (a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to surrender the Securities to the Company because (i) the consideration being paid to Holders surrendering Securities consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
     (b) Not applicable.
Item 11. Additional Information.
     (a) Not applicable.
     (b) Not applicable.
     (c) Not applicable.

Item 12. Exhibits.
     (a)(1)(A) Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027, dated May 27, 2011.
     (a)(1)(B) Form W-9.
     (a)(5) Press release issued by the Company on May 27, 2011.
     (b)(1) Credit Agreement dated as of August 4, 2010, by and among Blackboard Inc., JPMorgan Chase Bank, N.A., Citibank, N.A., Credit Suisse AG, PNC Bank, National Association, Wells Fargo Bank, National Association, and the lenders party there to, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2010.
     (b)(2) Amendment No. 1 to Credit Agreement dated as of April 4, 2011, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011.
     (d)(1) Indenture, dated as of June 20, 2007, between Blackboard Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2007.
     (g) Not applicable.
     (h) Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blackboard Inc.

By:	/s/ John E. Kinzer
Name: John E. Kinzer
Title: Chief Financial Officer
Date: May 27, 2011

INDEX TO EXHIBITS
Exhibit (a)(1)(A) Issuer Repurchase Notice for 3.250% Convertible Senior Notes due 2027, dated May 27, 2011.
Exhibit (a)(1)(B) Form W-9.
Exhibit (a)(5) Press release issued by the Company on May 27, 2011.
Exhibit (b)(1) Credit Agreement dated as of August 4, 2010, by and among Blackboard Inc., JPMorgan Chase Bank, N.A., Citibank, N.A., Credit Suisse AG, PNC Bank, National Association, Wells Fargo Bank, National Association, and the lenders party there to, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 9, 2010.
Exhibit (b)(2) Amendment No. 1 to Credit Agreement dated as of April 4, 2011, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2011 .
Exhibit (d)(1) Indenture, dated as of June 20, 2007, between Blackboard Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2007.